Exhibit 99.2

FOR IMMEDIATE RELEASE

Melco Announces Further Details of Gaming Concession

Macau, Sunday, December 18, 2022 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of integrated resort facilities in Asia and Europe, today announces further details of the ten-year concession to operate games of fortune and chance in casinos in Macau (“Concession”) granted to Melco Resorts (Macau) Limited (“Melco Resorts Macau” or “Concessionaire”), a subsidiary of the Company, as announced on December 16, 2022.

The Concession is granted by the Macau Special Administrative Region of the People’s Republic of China (“Macau SAR”) to Melco Resorts Macau as the Concessionaire. The term of the Concession commences on January 1, 2023 and ends on December 31, 2032. Under the Concession, Melco Resorts Macau is authorised to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. The Macau SAR government has allocated 750 gaming tables and 2,100 electronic gaming machines for operation by the Concessionaire during the Concession.

Under the Concession, Melco Resorts Macau will pay an annual premium to the Macau SAR of MOP30,000,000 (equivalent to approximately US$3,741,000) plus a variable amount calculated in accordance with the number of gaming tables and electronic gaming machines operated by Melco Resorts Macau. The variable amount of the annual premium is MOP300,000 (equivalent to approximately US$37,000) for each gaming table reserved exclusively to certain kinds of games or players, MOP150,000 (equivalent to approximately US$19,000) for each gaming table not so exclusively reserved and MOP1,000 (equivalent to approximately US$100) for each electronic gaming machine, subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines. The Concession provides for the payment of special gaming tax on gross gaming revenue. Special gaming tax is currently payable at a rate of 35%. Contributions of 2% and 3% of gross gaming revenue is payable by the Concessionaire to a public fund, and to urban development, touristic promotion and social security, respectively. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances. In addition, a special premium may be due by the Concessionaire in the event the average gross gaming revenue of the Concessionaire’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$873,000) and the average gross gaming revenue of the electronic gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,000). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by the Concessionaire and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and electronic gaming machines.

MELCO RESORTS & ENTERTAINMENT LIMITED Incorporated in the Cayman Islands with limited liability 新濠博亞娛樂有限公司 於開曼群島註冊成立的有限公司

Under the Concession, the registered share capital and net asset value of Melco Resorts Macau cannot be less than MOP5,000,000,000 (equivalent to approximately US$623,538,000) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, Melco Resorts Macau must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,708,000) until 180 days after the earlier of the expiration and termination of the Concession. The Concession requires that the managing director of Melco Resorts Macau must be a permanent resident of the Macau SAR and must hold at least 15% of the registered share capital of Melco Resorts Macau. Melco Resorts Macau is compliant with these requirements.

In connection with the Concession, Melco Resorts Macau has undertaken to carry out investment in the overall amount of MOP11,823,700,000 (equivalent to approximately US$1,474,506,000). The investment plan can include gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008,000,000 (equivalent to approximately US$1,248,074,000) will be applied to non-gaming related projects, with the balance applied to gaming related projects.

The Concessionaire has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$249,789,000), in the event the Macau SAR annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22,447,372,000) (“Incremental Investment Trigger”). This incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or nil, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED Incorporated in the Cayman Islands with limited liability 新濠博亞娛樂有限公司 於開曼群島註冊成立的有限公司	2

Transfers of property and credit rights of Melco Resorts Macau exceeding MOP100,000,000 (equivalent to approximately US$12,471,000) and loan agreements or similar arrangements executed by Melco Resorts Macau as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by Melco Resorts Macau is also subject to approval by the Macau SAR government and the Concession prohibits the Concessionaire from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau SAR government of financial decisions relating to the internal movement of funds of Melco Resorts Macau exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

The Concession may be terminated by the Macau SAR government by mutual agreement with the Concessionaire, for breach of obligations by the Concessionaire, for reasons of public interest, by reason of threat to national security, or for lack of suitability of the Concessionaire. In addition, the Macau SAR government may, from the eighth year of the Concession, redeem the Concession by notice to the Concessionaire at least one year in advance. Pursuant to such redemption, the Macau SAR government would assume all rights and obligations of the Concessionaire resulting from business legally and validly conducted by the Concessionaire before the date of the redemption notice and the Concessionaire would have a right to obtain reasonable and fair compensation under applicable Macau SAR law.

The Concession provides for Melco Resorts Macau’s right to use the casino premises and related land for the purpose of operating games of chance under the Concession during the term of the Concession. On the termination or expiry of the Concession, the casino premises operated under the Concession and the gaming equipment would automatically revert to the Macau SAR without compensation.

The Company enthusiastically welcomes the grant of the Concession to Melco Resorts Macau, which will enable Melco Resorts Macau to continue its core gaming and entertainment business in the Macau SAR for the next decade.

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MELCO RESORTS & ENTERTAINMENT LIMITED Incorporated in the Cayman Islands with limited liability 新濠博亞娛樂有限公司 於開曼群島註冊成立的有限公司	3

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

MELCO RESORTS & ENTERTAINMENT LIMITED Incorporated in the Cayman Islands with limited liability 新濠博亞娛樂有限公司 於開曼群島註冊成立的有限公司	4